03001858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 S. Howard STE 103
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. King 509-252-4140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague STE 300	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

PETER E. MOYE NOTARY PUBLIC STATE OF WASHINGTON Commission Expires FEB. 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
FEB 28 2003

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

February 21, 2003
Spokane, Washington

McDirmid, Mikkelsen & Secrest, P.S.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	2,770		
Segregated cash		53		
Commissions receivable		2,056		
Deposit with clearing agent		15,000		
Property and equipment, net		8,735		
			$	**28,614**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	8,088		
Payable to stockholders		3,762		
			$	**11,850**
Stockholders' equity				
Common stock, no par value:				
Authorized, issued and outstanding, 100,000 shares		41,000		
Retained deficit		(24,236)		
				16,764
			$	**28,614**

The accompanying notes are an integral part of the finacial statements.

NORTHWEST INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENT

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on February 25, 2000 for the purpose of operating as a dba and offering securities through Linsco Private Ledger. Effective October 1, 2002 the Company registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principle transactions, agency transactions, and insurance. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The office is located in Spokane, Washington.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company does not pay federal corporate income taxes on its taxable income.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2002, the balance was $53.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2002 is summarized as follows:

Office equipment	**$17,208**
Software	**9,721**
	26,929
Less accumulated depreciation	**18,194**
	$ 8,735

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that for the first twelve months the Company must not permit its ratio of aggregate indebtedness to net capital to exceed 8 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $8,029 at December 31, 2002. The Company's net capital ratio was 1.48 to 1 at December 31, 2002.

5. Commitments:

The Company leases its office space under a lease agreement, signed by the stockholders, which was assigned to the Company. The lease expires September 30, 2005. Future minimum payments under the lease agreement are as follows:

Years ending December 31,	Total
2003	$ 31,722
2004	32,682
2005	26,664
	$ 91,068

Continued

NORTHWEST INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENT, *Continued*

6. Financial Information:

The statement of financial condition of the annual audit report as of December 31, 2002, is available for examination at the offices of Northwest Investment Advisors, Inc. and at the Seattle Regional office of the Securities and Exchange Commission.